UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income
Condensed Unaudited Interim Consolidated Statements of Changes of Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows

On October 12, 2017, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2017. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2017. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2017 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 12, 2017

PRESS RELEASE
For immediate release

EXFO Reports Fourth Quarter and Fiscal 2017 Results

Q4 2017
▪	Sales reach US$63.0 million, top of guidance range
▪	Bookings attain US$66.3 million, book-to-bill ratio of 1.05
▪	Adjusted EBITDA totals US$8.5 million, 13.6% of sales

Fiscal 2017
▪	Sales increase 4.6% to US$243.3 million
▪	Bookings improve 4.8% to US$251.8 million
▪	Adjusted EBITDA totals US$22.0 million, 9.1% of sales

QUEBEC CITY, CANADA, October 12, 2017 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF), the network test, monitoring and analytics experts, announced today financial results for the fourth quarter and fiscal year ended August 31, 2017.

Sales in the fourth quarter of fiscal 2017 reached US$63.0 million compared to US$58.5 million in the third quarter of 2017 and US$62.9 million in the fourth quarter of 2016. Annual sales increased 4.6% to US$243.3 million in fiscal 2017 from US$232.6 million in 2016.

Bookings totaled US$66.3 million for a book-to-bill ratio of 1.05 in the fourth quarter of fiscal 2017 compared to US$63.7 million in the third quarter of 2017 and US$62.4 million in the fourth quarter of 2016. Overall for fiscal 2017, bookings increased 4.8% to US$251.8 million for a book-to-bill ratio of 1.03 from US$240.3 million in 2016.

Gross margin before depreciation and amortization* attained 61.9% of sales in the fourth quarter of fiscal 2017 compared to 58.0% in the third quarter of 2017 and 61.6% in the fourth quarter of 2016. Gross margin included restructuring charges of 0.2% of sales in the fourth quarter of 2017, 2.7% of sales in the third quarter of 2017 and nil in the fourth quarter of 2016. In fiscal 2017, gross margin reached 61.2% of sales compared to 62.6% in 2016. Gross margin included restructuring charges of 0.7% of sales in 2017 and nil in 2016.

In the fourth quarter of fiscal 2017, IFRS net earnings amounted to US$0.8 million, or US$0.02 per diluted share, compared to a net loss of US$4.3 million, or US$0.08 per share, in the third quarter of 2017 and net earnings of US$2.3 million, or US$0.04 per diluted share, in the fourth quarter of 2016. Net earnings in the fourth quarter of 2017 included net expenses totaling US$5.3 million: US$0.9 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs, US$1.2 million in after-tax restructuring changes, US$0.4 million for the positive change in the fair value of the cash contingent consideration related to the Ontology Systems acquisition, US$0.3 million in after-tax acquisition-related costs, and a foreign exchange loss of US$2.9 million.

In fiscal 2017, IFRS net earnings totaled US$0.9 million, or US$0.02 per diluted share, compared to US$8.9 million, or US$0.16 per diluted share, in 2016. Net earnings in 2017 included net expenses totaling US$10.6 million: US$2.7 million in after-tax amortization of intangible assets, US$1.4 million in stock-based compensation costs, US$4.8 million in after-tax restructuring charges, US$0.4 million for the positive change in the fair value of the cash contingent consideration related to the Ontology Systems acquisition, US$1.1 million in after-tax acquisition-related costs, and a foreign exchange loss of US$1.0 million.

Adjusted EBITDA* totaled US$8.5 million, or 13.6% of sales, in the fourth quarter of fiscal 2017 compared to US$2.3 million, or 3.9% of sales, in the third quarter of 2017 and US$6.2 million, or 9.8% of sales, in the fourth quarter of 2016. In fiscal 2017, adjusted EBITDA totaled US$22.0 million compared to US$22.0 million in 2016.

On September 8, 2017, EXFO acquired a 33.1% stake in Astellia, a global leader in the performance analysis of mobile networks and subscriber experience. EXFO intends to purchase publicly traded Astellia's remaining equity through a public tender offer. On October 2, 2017, EXFO closed the acquisition of Yenista Optics, a supplier of high-end optical test equipment for the laboratory and manufacturing markets.

"I am very pleased with EXFO's financial results in the fourth quarter of 2017, highlighted by revenue at the top of our guidance range, even stronger bookings and our best adjusted EBITDA margin in recent memory," said EXFO's CEO Philippe Morin. "Overall in fiscal 2017, we delivered 5% revenue growth and healthy profitability amid a competitive environment. Equally important, we established a solid foundation for future growth with investments—both internally and through acquisitions—in key technology areas like fiber, the Cloud, network virtualization and 5G.  These growth initiatives, combined with heightened sales efficiency and recent restructuring measures, should enhance profitability in 2018."

Selected Financial Information (unaudited)
(In thousands of US dollars)

	Q4 2017		Q3 2017		Q4 2016	FY 2017	FY 2016

Physical-layer sales	$40,802		$41,007		$39,777	$161,864		$151,910
Protocol-layer sales	22,122		17,678		23,445	81,905		83,324
Foreign exchange gains (losses) on forward exchange contracts	57		(180)		(364)	(468)		(2,651)
Total Sales	$62,981		$58,505		$62,858	$243,301		$232,583

Physical-layer bookings	$39,322		$47,157		$39,826	$165,886		$155,320
Protocol-layer bookings	26,943		16,691		22,969	86,348		87,631
Foreign exchange gains (losses) on forward exchange contracts	57		(180)		(364)	(468)		(2,651)
Total Bookings	$66,322		$63,668		$62,431	$251,766		$240,300
Book-to-bill ratio (Bookings/Sales)	1.05		1.09		0.99	1.03		1.03

Gross margin before depreciation and amortization*	$39,009		$33,950		$38,713	$148,972		$145,517
	61.9%		58.0%		61.6%	61.2%		62.6%

Other selected information:
IFRS net earnings (loss)	$844		$(4,304)		$2,252	$851		$8,900
Amortization of intangible assets	$1,048		$1,046		$292	$3,289		$1,172
Stock-based compensation costs	$431		$372		$302	$1,414		$1,378
Restructuring charges	$1,266		$3,813	$	−	$5,079	$	−
Change in fair value of cash contingent consideration	$(383)	$	−	$	−	$(383)	$	−
Net income tax effect of the above items	$(275)		$(357)		$(31)	$(858)		$(120)
Foreign exchange (gain) loss	$2,943		$(1,725)		$293	$978		$(161)
Adjusted EBITDA*	$8,545		$2,300		$6,172	$22,041		$22,039

Operating Expenses
Selling and administrative expenses totaled US$20.8 million, or 33.1% of sales, in the fourth quarter of fiscal 2017 compared to US$22.6 million, or 38.6% of sales, in the third quarter of 2017 and US$21.6 million, or 34.3% of sales, in the fourth quarter of 2016. In fiscal 2017, selling and administrative expenses amounted to US$86.3 million, or 35.5% of sales, compared to US$82.2 million, or 35.3% of sales, in 2016.

Net R&D expenses amounted to US$11.3 million, or 17.9% of sales, in the fourth quarter of fiscal 2017 compared to US$13.3 million, or 22.7% of sales, in the third quarter of 2017 and US$11.3 million, or 18.0% of sales, in the fourth quarter of 2016. In fiscal 2017, net R&D expenses totaled US$47.2 million, or 19.4% of sales, compared to US$42.7 million, or 18.4% of sales, in 2016.

Fiscal 2017 Highlights

▪
Sales. Total sales increased 4.6% to US$243.3 million in fiscal 2017 mainly due to EXFO's leadership in optical testing, ongoing 100G investment cycle among communications service providers and the company's growing business with web-scale operators. Sales of Physical-layer solutions (optical and copper access) increased 6.6% year-over-year, while sales of Protocol-layer solutions (transport, datacom, service assurance, analytics and wireless products) dipped 1.7%.

Annual sales in the Americas as well as Europe, Middle East and Africa (EMEA) increased by 5.6% and 8.6%, respectively, while sales in the Asia-Pacific region dropped 2.9%.

EXFO's largest customer accounted for 10.1% of sales in fiscal 2017, while the company's top-three customers represented 18.4%. In comparison, EXFO's largest customer accounted for 7.1% of sales in 2016, while the company's top-three customers represented 15.6%.

▪
Profitability. EXFO generated adjusted EBITDA of US$22.0 million, or 9.1% of sales, in fiscal 2017 compared to US$22.0 million, or 9.5% of sales, in 2016. The company also delivered US$12.9 million in cash flows from operating activities in 2017 compared to US$24.4 million in 2016.

•
Innovation. EXFO launched 16 new products and/or major enhancements in fiscal 2017, addressing four key technology areas: fiber, Cloud, network virtualization and 5G. New product introductions included a 400 Gbit/s optical transport test solution for the lab and manufacturing markets; an automated inspection probe for testing multi-fiber connectors in data centers and radio access networks; a software-based solution, Universal Virtual Synch, enabling communications service providers to accurately and cost-effectively measure network latency; and optical RF over OBSAI (open base station architecture initiative) link test capabilities to complement optical RF over CPRI (common public radio interface) test technology for centralized radio access networks.

Business Outlook
EXFO forecasts sales between US$60 million and US$65 million for the first quarter of fiscal 2018, while IFRS net results are expected to range between a net loss of US$0.01 per share and net earnings of US$0.03 per share.
IFRS net results include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.
This guidance was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2017. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following conference ID number will be required: 6482663. EXFO's Executive Chairman Germain Lamonde, CEO Philippe Morin, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on October 19, 2017. The replay number is 1-719-457-0820 and the conference ID number is 6482663. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway.  For more information, visit EXFO.com and follow us on the EXFO Blog.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, and foreign exchange gain or loss.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) in thousands of US dollars:
Adjusted EBITDA
	Q4 2017	Q3 2017	Q4 2016	FY 2017	FY 2016

IFRS net earnings (loss) for the period	$844	$(4,304)	$2,252	$851	$8,900

Add (deduct):

Depreciation of property, plant and equipment	1,008	1,029	957	3,902	3,814
Amortization of intangible assets	1,048	1,046	292	3,289	1,172
Interest and other (income) expenses	275	57	(112)	303	(828)
Income taxes	1,113	2,012	2,188	6,608	7,764
Stock-based compensation costs	431	372	302	1,414	1,378
Restructuring charges	1,266	3,813	–	5,079	–
Change in fair value of cash contingent consideration	(383)	–	–	(383)	–
Foreign exchange (gain) loss	2,943	(1,725)	293	978	(161)
Adjusted EBITDA for the period	$8,545	$2,300	$6,172	$22,041	$22,039

Adjusted EBITDA in percentage of sales	13.6%	3.9%	9.8%	9.1%	9.5%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousand of US dollars)

	As at August 31,
	2017	2016
Assets

Current assets
Cash	$38,435	$43,208
Short-term investments	775	4,087
Accounts receivable
Trade	41,130	42,993
Other	3,907	2,474
Income taxes and tax credits recoverable	4,955	4,208
Inventories	33,832	33,004
Prepaid expenses	4,202	3,099

	127,236	133,073

Tax credits recoverable	38,111	34,594
Property, plant and equipment	40,132	35,978
Intangible assets	11,183	3,391
Goodwill	35,077	21,928
Deferred income tax assets	6,555	8,240
Other assets	947	589

	$259,241	$237,793
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$36,776	$37,174
Provisions	3,889	299
Income taxes payable	663	971
Deferred revenue	11,554	9,486

	52,882	47,930

Deferred revenue	6,257	5,530
Deferred income tax liabilities	3,116	2,857
Other liabilities	196	75

	62,451	56,392

Shareholders' equity
Share capital	90,411	85,516
Contributed surplus	18,184	18,150
Retained earnings	127,160	126,309
Accumulated other comprehensive loss	(38,965)	(48,574)

	196,790	181,401

	$259,241	$237,793

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousand of US dollars, except share and per share data)

	Three months ended August 31, 2017	Twelve months ended August 31, 2017	Three months ended August 31, 2016	Twelve months ended August 31, 2016

Sales	$62,981	$243,301	$62,858	$232,583

Cost of sales (1,2)	23,972	94,329	24,145	87,066
Selling and administrative (2)	20,834	86,256	21,554	82,169
Net research and development (2)	11,327	47,168	11,289	42,687
Depreciation of property, plant and equipment	1,008	3,902	957	3,814
Amortization of intangible assets	1,048	3,289	292	1,172
Change in fair value of cash contingent consideration	(383)	(383)	‒	‒
Interest and other (income) expense	275	303	(112)	(828)
Foreign exchange (gain) loss	2,943	978	293	(161)
Earnings before income taxes	1,957	7,459	4,440	16,664

Income taxes	1,113	6,608	2,188	7,764

Net earnings for the period	$844	$851	$2,252	$8,900

Basic net earnings per share	$0.02	$0.02	$0.04	$0.17

Diluted net earnings per share	$0.02	$0.02	$0.04	$0.16

Basic weighted average number of shares outstanding (000's)	54,708	54,423	53,769	53,863

Diluted weighted average number of shares outstanding (000's)	55,784	55,555	54,709	54,669

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:

Cost of sales	$115	$1,697	$	‒	$	‒
Selling and administrative	231	1,150		‒		‒
Net research and development	920	2,232		‒		‒

	$1,266	$5,079	$	‒	$	‒

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income

(in thousand of US dollars)

	Three months ended August 31, 2017	Twelve months ended August 31, 2017	Three months ended August 31, 2016	Twelve months ended August 31, 2016

Net earnings for the period	$844	$851	$2,252	$8,900
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	13,028	8,262	(68)	707
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	1,765	1,403	37	862
Reclassification of realized gains/losses on forward exchange contracts in net earnings	64	423	414	2,797
Deferred income tax effect of gains/losses on forward exchange contracts	(510)	(479)	(111)	(935)
Other comprehensive income	14,347	9,609	272	3,431

Comprehensive income for the period	$15,191	$10,460	$2,524	$12,331

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousand of US dollars)

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347

Total comprehensive income for the year					10,460

Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousand of US dollars)

	Three months ended August 31, 2017	Twelve months ended August 31, 2017	Three months ended August 31, 2016	Twelve months ended August 31, 2016

Cash flows from operating activities
Net earnings for the period	$844	$851	$2,252	$8,900
Add (deduct) items not affecting cash
Stock-based compensation costs	494	1,477	302	1,378
Depreciation and amortization	2,056	7,191	1,249	4,986
Change in fair value of cash contingent consideration	(383)	(383)	‒	‒
Deferred revenue	(1,303)	1,723	(638)	4,238
Deferred income taxes	(109)	1,054	293	1,578
Changes in foreign exchange gain/loss	2,051	1,096	1	(332)
	3,650	13,009	3,459	20,748
Changes in non-cash operating items
Accounts receivable	2,254	3,955	(712)	2,682
Income taxes and tax credits	(1,154)	(2,386)	307	939
Inventories	920	911	1,914	(4,713)
Prepaid expenses	(157)	(918)	138	(280)
Other assets	6	(121)	(33)	170
Accounts payable, accrued liabilities and provisions	(3,501)	(1,745)	(1,524)	4,882
Other liabilities	165	165	(6)	(65)
	2,183	12,870	3,543	24,363
Cash flows from investing activities
Additions to short-term investments	(23)	(2,910)	(416)	(3,546)
Proceeds from disposal and maturity of short-term investments	2,778	6,374	372	873
Purchases of capital assets	(1,727)	(7,175)	(982)	(4,356)
Business combinations, net of cash acquired	(313)	(12,792)	‒	‒
	715	(16,503)	(1,026)	(7,029)
Cash flows from financing activities
Bank loan	‒	‒	(468)	‒
Repayment of long-term debt	‒	(1,480)	‒	‒
Redemption of share capital	‒	‒	(1,149)	(1,551)
	‒	(1,480)	(1,617)	(1,551)
Effect of foreign exchange rate changes on cash	1,164	340	35	1,561

Change in cash	4,062	(4,773)	935	17,344
Cash – Beginning of the period	34,373	43,208	42,273	25,864

Cash – End of the period	$38,435	$38,435	$43,208	$43,208